SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                   AMGEN INC.
         --------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           MERIDIAN VENTURE GROUP, LLC
                          MERIDIAN VENTURE CAPITAL, LLC
                     MERIDIAN VENTURE GROUP MANAGEMENT, LTD.
       ------------------------------------------------------------------
                            Name of Filer and Offeror

                      CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                          ARISING FROM THE PURCHASE OF
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                               David B. Schmickel
                           767 Fifth Avenue, 4th Floor
                            New York, New York 10153
                                 (212) 688-2015

                                 with copies to:

                             Steven J. Pierce, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                           410 Park Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 326-0139
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of each Filer)

      This Amendment No. 1 amends the Tender Offer Statement on Schedule TO of Meridian Venture Group, LLC, filed with the Securities and Exchange Commission March 22, 2001, relating to the tender offer for up to 100 Contractual Contingent Payment Rights Arising From The Purchase Of Class A Interests of Amgen Clinical Partners, L.P. as follows:

Item 1. Summary Term Sheet

      The paragraph entitled "What Are The Terms Of The Offer" of the Summary Term Sheet of the Offer to Purchase is hereby amended in its entirety to read as follows:

"* WHAT ARE THE TERMS OF THE OFFER? We are offering to purchase up to 100 CCPRs from you and the other beneficial owners at $280,000 per CCPR in cash, adjusted for distributions. We have the cash to consummate this transaction. If you are the record and/or beneficial owner of your CCPR(s) on or after March 22, 2001 and you complete and send to us a letter of transmittal that we have provided to you in connection with this Offer, where you agree to sell or "tender" your CCPRs to us, you will be able to participate. If you tender your CCPRs, you will receive the cash price we are offering for your CCPRs, unless more than 100 units are tendered to us. If that happens, we will still purchase a total of 100 CCPRs but we may elect to purchase from you only a fraction of the CCPRs you tender, but still at the rate of $280,000 per CCPR. The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen") on or after March 22, 2001, and prior to the expiration of the Offer. You also will not have to pay any brokerage fees or any similar expenses if you tender the CCPRs directly to the third party depositary that we hired to complete this transaction. If you own your CCPRs through a broker or other nominee, you might want to check whether they will charge any fee to tender your CCPRs for you. See the "Introduction" to this Offer to Purchase and Section 1 - "Terms of the Offer"."

Item 2. Introduction

The Introduction of the Offer To Purchase is hereby amended as follows:

Two new paragraphs are added in between the fourth and fifth paragraph of the Introduction which state:

"As described below in Section 6 entitled "Price Range of the CCPRs," CCPR purchases have been made from time to time prior to commencement of this Offer either by Meridian Venture Capital, LLC or Meridian Venture Group, LLC at prices which have been either above or below the Offer Price."

"As referred to in Section 9, "Certain Information Concerning The Purchaser" below, a tender offer for CCPRs was commenced by Bidders on September 11, 2000, which tender offer expired on October 20, 2000. After the expiration of that tender offer, the Purchaser determined to make this Offer following the occurrence of two changes - first, the sustained precipitous decline in the stock market evidenced by reduced portfolio values and margin calls, and second, the market change evidenced by Amgen's October 26, 2000 earnings press release in which Amgen stated that it "expects [2000] sales of Neupogen to be slightly less than last year." Because Purchaser believes that the combination of these two events may make the market conditions more likely for a Holder of CCPRs to seek liquidity, this Offer is being made to Holders on the terms and conditions set forth herein."

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2001


                              Meridian Venture Group, LLC


                              By:   /s/ David B. Schmickel
                                    -----------------------------
                                    David B. Schmickel


                              Meridian Venture Capital, LLC


                              By:   /s/ David B. Schmickel
                                    -----------------------------
                                    David B. Schmickel


                              Meridian Venture Group Management, Ltd.


                              By:   /s/ David B. Schmickel
                                    -----------------------------
                                    David B. Schmickel